CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED OCTOBER 31, 2005

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These interim financial statements have not been reviewed by the Company's auditor

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars unless otherwise stated)

	October 31	July 31
	2005	2005
	(Unaudited)	(Audited)
ASSETS

Current assets
Cash and equivalents	$674,863	$670,755
Amounts receivable and prepaids	18,324	16,525
	693,187	687,280

Mineral property interests (note 4)	1	1

	$693,188	$687,281

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$10,595	$8,726
Due to related parties (note 6)	5,568	3,933
	16,163	12,659

Shareholders' equity
Share capital (note 5)	20,726,303	20,726,303
Contributed surplus (note 5(d))	54,540	54,540
Deficit	(20,103,818)	(20,106,221)
	677,025	674,622
Nature and continuance of operations (note 1)

	$693,188	$687,281

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Three months ended October 31
	2005	2004

Expenses (income)
Foreign exchange gain	(21,995)	(52,981)
Interest income	(4,384)	(3,126)
Legal, accounting and audit	693	10,228
Mineral property investigations	-	21,120
Office and administration	21,855	11,672
Regulatory, trust and filing	1,428	919
	(2,403)	(12,168)

Income for the period	$2,403	$12,168

Basic and diluted income per common share	$0.00	$0.00

Weighted average number of
common shares outstanding	11,889,426	11,178,315

Consolidated Statements of Deficit
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Three months ended October 31
	2005	2004
Deficit, beginning of period	$(20,106,221)	$(20,020,816)
Income for the period	2,403	12,168
Deficit, end of period	$(20,103,818)	$(20,008,648)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Three months ended October 31
Cash provided by (applied to)	2005	2004

Operating activities
Income for the period	$2,403	$12,168
Changes in non-cash working capital items
Amounts receivable and prepaids	(1,799)	(2,137)
Accounts payable and accrued liabilities	1,869	18,394
Balances due to related parties	1,635	(2,379)
Cash provided by operating activities	4,108	26,046

Increase in cash and equivalents during the period	4,108	26,046
Cash and equivalents, beginning of period	670,755	686,386

Cash and equivalents, end of period	$674,863	$712,432

Components of cash and equivalents are as follows:
Cash	$29,374	$20,589
Commercial paper	68,658	75,944
Bankers acceptances	576,831	615,899
	$674,863	$712,432

Supplemental disclosure:
Interest received during the period	$4,384	$3,126
Income taxes paid during the period	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. At October 31, 2005, the Company had working capital of approximately $677,000 (July 31, 2005 - $675,000). Other than incidental interest income, the Company has incurred operating losses since its inception. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. There can be no assurance that the Company will be able to secure additional financial resources nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing or enter into business alliances, the Company will be required to curtail its operations and exploration activities. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

At October 31, 2005, the Company held Canadian-dollar-denominated cash and cash equivalents totaling Cdn $710,304 (July 31, 2005 – Cdn $735,417)

(b)	Financial instruments

The Company’s financial instruments consist of cash and equivalents, amounts receivable, accounts payable and accrued liabilities and amounts due to related parties. It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short term nature.

The Company maintains its cash and equivalents substantially in Canadian dollars and is subject to currency risk.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(c)	Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis. No allowance for receivables was recorded by the Company as at October 31, 2005 and July 31, 2005.

(d)	Mineral property interests

Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

Exploration expenses incurred prior to determination of the feasibility of mining operations, including periodic option payments and administrative expenditures are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

(e)	Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

(f)	Foreign currency translation

All of the Company’s foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into United States dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(g)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which the asset is realized or the liability settled. Future income tax assets also result from unused loss carry forwards and

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

other deductions. Future tax assets are recognized to the extent that they are considered more likely thannot to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(h)	Share capital

Shares issued for other than cash consideration are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange (“TSXV”) on the date of issue or as otherwise provided under the agreement terms to issue the shares. The Company records proceeds from share issuances net of issue costs.

(i)	Stock-based compensation

The Company has a share option plan which is described in note 5(e). The Company records all stock- based payments granted using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related contributed surplus is transferred to share capital.

During the period ended October 31, 2005 and year ended July 31, 2005, no stock options were granted.

(j)	Income (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on income (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average price during the period.

Basic income (loss) per share is calculated by dividing the income (loss) available to common shareholders for the period by the weighted average number of shares outstanding during the period. At October 31, 2005 and 2004 dilutive income per share was the same as basic income per share.

(k)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the reporting date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, reclamation obligations and rates for amortization as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from those estimates.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	(l)	Comparative figures

Certain of the prior periods’ figures have been reclassified to conform with the current period’s presentation.

4.	MINERAL PROPERTY INTERESTS

	October 31	July 31
	2005	2005
Quartz Mountain Property (note 4(a))
Net smelter royalty	$1	$1

Total mineral property interests	$1	$1

(a)	Quartz Mountain Property Oregon, USA

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Quartz Mountain property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge") for 300,000 common shares of Seabridge, 200,000 common share purchase warrants of Seabridge, cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Quartz Mountain property.

5.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Issued and outstanding common shares

	Number of	Price	Amount
Common shares issued	Shares	(US$)	(US$)
Balance at July 31, 2002	8,597,204		$20,299,896
Private placement, net of issue costs (i)	711,111	0.0710	40,895
Exercise of warrants	260,000	0.0740	19,265
Ample-Goldmax property option payment (ii)	75,000	0.0880	6,569
Balance at July 31, 2003	9,643,315		20,366,625
Private placement, net of issue costs (iii)	1,510,000	0.2100	258,712
Ample-Goldmax property option payment (ii)	25,000	0.0920	2,295
Balance at July 31, 2004	11,178,315		20,627,632
Cash received on exercise of warrants (i)	711,111	0.1254	89,179
Fair value of warrants exercised	–		9,492
Balance at July 31, 2005 and October 31, 2005	11,889,426		$20,726,303

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(i)
On December 2, 2002, the Company issued 711,111 units at a price of Cdn$0.1125 (US$0.071) per unit for gross proceeds of Cdn$80,000 (net proceeds of US$40,895). Each unit was comprised of one common share and one share purchase warrant. Each warrant entitled the holder to purchase a further common share exercisable until December 2, 2004 at a price of Cdn$0.15. The share purchase warrants issued as part of this private placement had been recorded at an estimated fair value of $9,492. In November 2004, these warrants were exercised by the warrant holders.

(ii)

On July 31, 2003, the Company entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division. The Company issued 100,000 shares common shares pursuant to the option agreement. The Company terminated its option during the year ended July 31, 2004.

(iii)

On April 19, 2004, the Company issued 1,510,000 units at a price of Cdn$0.28 (US$0.210) per unit for net proceeds of $258,712. Each unit was comprised of one common share and one share purchase warrant. Each warrant is exercisable until April 19, 2006 and entitles the holder to purchase a further common share at a price of Cdn$0.37 per common share. The share purchase warrants issued as part of this private placement have been recorded at an estimated fair value of $54,540 and are included in contributed surplus.

(c)	Share purchase warrants

The continuity of share purchase warrants (each exercisable into one common share) for the period ended October 31, 2005, July 31, 2005 and 2004 is:

	Number of
Share purchase warrants issued	Warrants	Price

Balance at July 31, 2002	260,000	Cdn$0.10
Private placement, December 2002 (note 5(b)(i))	711,111	Cdn$0.15
Exercised during the year	(260,000)	Cdn$0.10

Balance at July 31, 2003	711,111	Cdn$0.15
Private placement, April 2004 (note 5(b)(ii))	1,510,000	Cdn$0.37

Balance at July 31, 2004	2,221,111
Exercised (note 5(b)(i))	(711,111)	Cdn$0.15

Balance at July 31, 2005 and October 31, 2005	1,510,000	Cdn$0.37

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(d)	Contributed surplus

Balance at July 31, 2002	$–
Private placement, December 2002 (note 5(b)(i))	9,492

Balance at July 31, 2003 (note 5(b)(i))	9,492
Share purchase warrants issued, April 2004 (note 5(b)(ii))	54,540

Balance at July 31, 2004	64,032
Share purchase warrants exercised for common stock (note 5(b)(i))	(9,492)

Balance at July 31, 2005 and October 31, 2005	$54,540

(e)	Share purchase options

At its Annual and Special General Meeting held in January 2004, shareholders of the Company approved a Share Purchase Option Plan in accordance with the policies of the TSXV. Under this plan, the Company is authorized to grant up to 1,900,000 share purchase options to directors, officers, employees and consultants. The exercise price of each option normally equals or exceeds the market price of the Company's shares as calculated on the date of grant. No service provider can be granted an option if that option would result in the service provider receiving shares, in conjunction with any other share compensation arrangement, of greater than 5% of the outstanding listed shares. Options granted are for a term of no greater than five years. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

To October 31, 2005, no share purchase options had been granted under this plan. Accordingly, there were no stock options outstanding as at October 31, 2005, July 31, 2005 and 2004.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	As at
	October 31	July 31
	2005	2005
Hunter Dickinson Inc. (a)	$5,568	$3,933

Transactions	Three months ended October 31
	2005	2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$17,537	$2,725

Related party balances receivable arise from advances by the Company for normal course in-progress and near-term planned exploration, property investigation, and other work on the mineral properties.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(a)

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. These costs are included in office and administration expenses.

(b)

During the year ended July 31, 2003, the Company completed a private placement with HDI of 711,111 units comprised of one common share and one share purchase warrant at a price of Cdn$0.1125 per unit. The share purchase warrants were subsequently exercised in the year ended July 31, 2005 by HDI (note 5(b)(i)).

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, by signed agreements. These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

7.	SEGMENTED INFORMATION

The Company operates in a single operating segment, being the exploration of mineral properties. As at and during the three months ended October 31, 2005 and the years ended July 31, 2005 and 2004, substantially all of the Company's assets and operations were located in Canada.